SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 12, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

12 September 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of Dividend Currency Exchange Rates – 2011 Final Dividend

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

On 24 August 2011 we declared a final dividend for the year ended 30 June 2011 of 55 US cents. Included in the announcement was the advice that the currency conversion for Australian cents, British pence and New Zealand cents would be based on the foreign currency exchange rates on the Record Date, 9 September 2011, and for South African cents the last date to trade on the JSE Limited, being 2 September 2011(1) . The following table details the currency exchange rates applicable for the dividend:

Dividend 55 US cents

Exchange Rate (Dividend per ordinary share in local currency)
Australian cents 1.057500 (52.009456)
British pence 1.595500 (34.471952)
New Zealand cents 0.822575 (66.863204)
South African cents(1) 7.005125 (385.281875)

The dividend will be paid on Thursday, 29 September 2011.

Jane McAloon
Group Company Secretary

(1) On 2 September 2011 we announced to the London Stock Exchange and the JSE Limited the currency exchange rate applicable to the dividend payable in South African cents.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Samantha Stevens
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com
United Kingdom and Americas

Ruban Yogarajah
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : September 12, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary